Filed by Direct Selling Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hunch Technologies Limited

Commission File No. 132-02865

The following are magazine articles made available in April 2024.

Private jet charter industry set for sky-high growth in India

With the India Aviation Market projected to nearly double by 2030, reaching a staggering $26.08 billion, the demand for efficient and luxurious travel options is soaring.

India Today Information Desk

New Delhi, UPDATED: Apr 24, 2024 17:01 IST

In the rapidly evolving landscape of India’s aviation sector, the private jet charter industry emerges as a beacon of growth and opportunity. With the India Aviation Market projected to nearly double by 2030, reaching a staggering $26.08 billion, the demand for efficient and luxurious travel options is soaring.

Amidst this promising trajectory, Hunch Mobility, a frontrunner in the private jet charter space, stands uniquely positioned to capitalize on these opportunities. Payal Satish, Commercial Director—Hunch Mobility answered some interesting questions in conversation with Indiatoday.in.

Given the recent trends and developments in the private charter industry, where do you see the most significant growth opportunities in the next 5 years? How is your company positioned to capitalize on these opportunities?”

The private jet charter industry in India is primed for takeoff in the next five years. The India Aviation Market size is estimated at 13.89 billion USD in 2024, and is expected to reach 26.08 billion USD by 2030, growing at a CAGR of 11.08% during the forecast period (2024-2030). Soaring urban congestion costing $22 billion annually creates a strong demand for faster travel options. This, combined with the government’s plan to build 100 new airports in smaller cities by 2030, opens possibilities for private jets. India’s booming domestic aviation market, the world’s fastest-growing last year, and increasing corporate activity further fuel this growth. Business travel spending surged 24.7% in 2023 and is expected to rise 18.3% in 2024, highlighting the need for efficient travel solutions.

In an industry where customer experience is paramount, what strategies do your company employ to ensure exceptional service quality and client satisfaction? Can you provide examples of how you’ve addressed challenges in delivering a premium service?

In the private charter industry, Hunch Mobility excels in delivering customer experiences through personalized service. Each flier is assigned a dedicated relationship manager for seamless communication and tailored assistance. Customised food, beverage options, and on-demand entertainment cater to individual preferences. Frequent fliers enjoy added benefits, including car services and partnership perks. For charter flights, Hunch Mobility gathers dietary preferences in advance and partners with top hotels for in-flight dining. Exclusive lounge access, Special Meet and Greet services, and consultative aircraft selection set the company apart. Flexibility for business travelers is prioritized, offering quick turnarounds, no surcharge pricing, and flexible cancellations. Essential amenities like Wi-Fi are standard. In addition we help to find the best possible aircraft for the client depending on pax size and route. We offer a very consultative service depending on the need rather than pushing a particular machine.

Safety is a critical concern in the private charter industry. How does your company prioritize and ensure adherence to safety regulations and standards? Can you describe any specific protocols or initiatives in place to maintain a high level of safety for passengers and crew?”

Ensuring the safety and security of our fliers and crew is our paramount concern. We prioritize and ensure adherence to safety regulations:

Operator Selection: We only work with DGCA-approved NSOP operators after properly reviewing the operator documentation and collaborate only with those who exhibit a commitment to safety excellence. Additionally, they undergo audits by senior advisors like Indian Air Force veteran Air Marshal VK ‘Jimmy’ Bhatia to ensure adherence to safety protocols.

Flier Verification: We digitally verify all flier information, including weight and baggage details, to ensure compliance with stringent operational mandates. We reserve the right to prohibit or disembark fliers who pose a safety risk, such as those who are unruly or intoxicated.

Health and Safety Protocols: We implement industry-leading health and safety protocols, including touchless temperature checks, mandatory mask and face shield requirements, and electrostatic decontamination of aircraft interiors before every flight. Specific protocols for helicopters, such as sanitizing headphones and adjusting seating arrangements for physical distancing, are also adhered to.

With technological advancements rapidly transforming the aviation sector, how is your company leveraging new technologies to enhance the efficiency, comfort, and overall experience for private charter clients? Can you discuss any recent investments or upgrades in your fleet or operations?”

We partner with NSOP operators who undergo thorough vetting by our safety committee. These operators provide us with helicopters that we lease for a committed number of hours each month. However, in India, there’s a shortage of helicopters. To address this, we are exploring options such as purchasing or leasing new or pre-owned aircraft from manufacturers like Airbus and Bell to maintain an adequate inventory. Our fleet is similar to Blade U.S., mainly consisting of Airbus 125s and Bell 505s, both accommodating five or six passengers. Additionally, we lease the C90 GT, renowned for its performance, comfort, and efficiency. This twin-turboprop aircraft is equipped with advanced avionics for precise navigation and features auto-feather systems for enhanced safety.

Environmental sustainability is gaining prominence across industries, including aviation. What initiatives is your company undertaking to minimize its environmental footprint and promote responsible business practices? How do you balance profitability with environmental stewardship in your operations?”

Environmental sustainability is a growing priority in industries, particularly in aviation. Transitioning to electric aircraft is imperative for mitigating environmental impact. We are fortunate to have robust support from the Government of India and the Civil Aviation administration, positioning India as a possible global leader in electric aviation. While investing in electric aircraft entails upfront costs, it promises long-term benefits, including reduced operational expenses and a smaller carbon footprint, aligning with our goal of transforming short-haul mobility while addressing pollution concerns. By entering into MOUs with leading technology firms, we’re dedicated to spearheading the adoption of electric aircraft in India, ushering in a new era of sustainable aviation.

Published By: Megha Chaturvedi Published On: Apr 24, 2024

Air taxis to make urban air travel affordable: Hunch Mobility’s MD Amit Dutta

In an interview to ET Infra, Amit Dutta, Managing Director, Hunch Mobility, outlined that and when eVTOL aircraft start services in the country, their operations will result in disruption in terms of bringing fares down, similar to what was observed in the telecom industry when entry of Reliance lnfocomm led to fall in mobile tariffs.

Dev Kachari , • ETInfra

Updated On Apr 25, 2024 at 08:07 AM IST

Hunch Mobility MD Amit Dutta

NEW DELHI: Air taxis or electric vertical take off and landing (eVTOL) aircraft have the potential to disrupt the urban air mobility landscape and make air travel affordable for intra city commute.

In an interview to ET Infra, Amit Dutta, Managing Director, Hunch Mobility, outlined that as and when eVTOL aircraft start services in the country, their operations will result in disruption in terms of bringing fares down, similar to what was observed in the telecom industry when entry of Reliance Infocomm led to fall in mobile tariffs.

“...what is very clear is that the cost of the eVTOL craft will potentially be much lower compared to a traditional propulsion helicopter, because that’s more battery. The operating cost, because this is working on battery, is significantly cheaper than the oil that is normally used (in helicopters),” said Dutta.

“It is not that we will be at the price of Ola, Uber today. That is not possible. But once electric (aircraft) comes, we expect the prices could be disruptive;’ added Dutta.

Dutta highlights that transport via road from Bengaluru International Airport to the city center, which currently takes about two hours, will be covered in 15 minutes once air taxis become operational.

“A lot of the airports we have today, the new ones are being built further and further from the main city. So that is opening up a huge market;’ he said.

Hunch Mobility is an urban air mobility company which currently provides ‘by-the-seat’ service for short distance air transport via a fleet of helicopters in India. It started as a joint venture between Blade Air Mobility, an air transportation company in the US and family fund Hunch Ventures. The company plans to transition from a pure helicopter transport service provider to also having eVTOLs in its fleet in the near future.

eVTOL

HELICOPTERS

While eVTOL aircraft as a reality is some years away as the ecosystem around it is yet to mature across the globe, Hunch Mobility is currently focused on its digital ‘by-the-seat’ helicopter service provided in partnership with non-scheduled operators.

The company is in the process of purchasing and leasing, both new and pre-owned helicopters, from manufacturers such as Airbus, Bell and has set up its own leasing unit in GIFT City, Transhermes Ltd, in order to be able to take benefits of huge tax and fiscal incentives available to aircraft leasing companies operating from GIFT City.

“Thanks to the very large fiscal benefits that the government has given through GIFT City, we believe we will be able to plow those fiscal benefits back into our consumer fares and make the fares more affordable;’ said Dutta.

The company is looking to have a fleet of 200 plus aircraft, which will include certain numbers of seaplanes, helicopters.

REGULATORY FRAMEWORK

While eVTOL is the most ambitious bet for Hunch Mobility as it will enable a far more affordable and environmentally suitable urban air mobility service, the creation of a regulatory framework around it still needs to be worked upon.

“You see today there is a lot of awareness as to what is happening on electric craft thanks to what MOCA (Ministry of Civil Aviation) is doing. The sense we have is that typically what India does in DGCA (Directorate General of Civil Aviation), they tend to first look at whether there is approval from the leading agencies like FM (Federal Aviation Administration) or EASA (European Union Aviation Safety Agency), to see whether they (eVTOL) are given that right. So that becomes almost the first step,” said Dutta.

“Whenever we have introduced a lot of the eVTOL founders to the ministry, the first question is, where is FAA and EASA in giving approval? So this is my sense, is that getting that approval from international agencies will be paramount,” he added, outlining that officials from the Ministry of Civil Aviation led by the minister Jyotiraditya Scindia as well as officials from the DGCA have been supportive of the industry’s initiative for adoption of eVTOLs.

The regulatory aspects will need to be worked around establishment of air traffic management system, vertiports, certification process for pilots flying eVTOLs, among others.

Hunch Mobility has entered into Memorandum of Understanding with eVTOL makers such as Eve, which is a division of Embraer and Vermont- based aerospace manufacturer Beta Technologies.

FUNDING

As Hunch Mobility expands its urban air mobility ambitions, funding will be a prerequisite.

Recently, Hunch Mobility entered into a definitive business combination agreement with Direct Selling Acquisition Corp, a special purpose acquisition company, which will result in the formation of a new company called Hunch Technologies Ltd, with its common shares expected to be listed on the New York Stock Exchange. The combined company is expected to have an estimated post-transaction enterprise value of $223 million.

Funding commitment of about $20 million from an investor in Direct Selling Acquisition Corp is expected, while Hunch Ventures itself will bring in $3 million for business expansion, according to Dutta. The development of an eVTOL business will necessitate the creation of vertiports and associated infrastructure.

“If you look at why we are looking at a listing, if you look at the scale of this project, it is actually creating the entire platform, including the development of vertiports. It is not a business which is going to require a small investment financing the aircraft;’ said Dutta.

Published On Apr 25, 2024 at 07:00 AM IST

Additional Information about the Transaction and Where to Find It.

This filing relates to the proposed business combination involving Direct Selling Acquisition Corp. (“DSAQ”), FlyBlade (India) Private Limited, a private limited company incorporated under the laws of India (“Hunch Mobility”), Hunch Technologies Limited, a private limited company incorporated in Ireland with registered number 607449 (“PubCo”), Aeroflow Urban Air Mobility Private Limited, a private limited company incorporated under the laws of India and a direct wholly owned subsidiary of PubCo (“IndiaCo”), and HTL Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of PubCo (“Merger Sub”). In connection with the proposed business combination, DSAQ and PubCo intend to file with the SEC a registration statement on Form F-4 (the “Registration Statement/Proxy Statement”), which will include a preliminary proxy statement/ prospectus of DSAQ and a preliminary prospectus of PubCo relating to the shares to be issued in connection with the proposed business combination. This filing is not a substitute for the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus or any other document that PubCo or DSAQ has filed or will file with the SEC or send to its stockholders in connection with the proposed business combination. This filing does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, DSAQ’S STOCKHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY DSAQ OR PUBCO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement/Proxy Statement is declared effective, the definitive proxy statement will be mailed to stockholders of DSAQ as of a record date to be established for voting on the proposed business combination. Additionally, DSAQ and PubCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement/Proxy Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. DSAQ’s stockholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Direct Selling Acquisition Corp., 5800 Democracy Drive, Plano, TX 75024.

Participants in the Solicitation of Proxies

This filing may be deemed solicitation material in respect of the proposed business combination. DSAQ, Hunch Mobility, IndiaCo, PubCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from DSAQ’s stockholders in connection with the proposed business combination. Security holders and investors may obtain more detailed information regarding the names and interests in the proposed business combination of DSAQ’s directors and officers in DSAQ’s filings with the SEC, including DSAQ’s initial public offering prospectus, which was filed with the SEC on September 27, 2021, DSAQ’s subsequent annual reports on Form 10-K and quarterly reports on Form 10-Q. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to DSAQ’s stockholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the business combination agreement (the “Business Combination Agreement”), entered into by and among DSAQ, PubCo, IndiaCo, Hunch Mobility and Merger Sub. A copy of the Business Combination Agreement was filed by DSAQ as an exhibit to the Current Report on Form 8-K on January 17, 2024 and contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933 (the “Securities Act”).

Forward-Looking Statements

All statements other than statements of historical facts contained in this filing are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by DSAQ’s public stockholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this filing, and on the current expectations of DSAQ, IndiaCo, Hunch Mobility and PubCo’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of DSAQ, IndiaCo, Hunch Mobility and PubCo.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the stockholders of Hunch Mobility or DSAQ is not obtained; (iii) the ability to acquire and maintain the listing of PubCo’s securities on a stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations DSAQ, Hunch Mobility, IndiaCo or PubCo as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions, which may be affected by, among other things, the ability of PubCo to grow and manage growth profitably, grow its customer base and retain its management and key employees; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of Hunch Mobility, IndiaCo and PubCo’s business strategy and the timing of expected business milestones, including, but not limited to, the use of electrical vertical aircraft; (x) Hunch Mobility’s limited operating history and history of net losses; (xi) the evolution and growth of the markets in which PubCo operates; (xii) changes in applicable laws or regulations; (xiii) the ability of PubCo to adhere to legal and regulatory requirements and to receive any needed regulatory approvals or licenses; (xiv) cybersecurity risks, data loss and other breaches of PubCo’s network security and the disclosure of personal information; (xv) the effects of competition on Hunch Mobility, IndiaCo and PubCo’s business; (xvi) risks related to domestic and international political and macroeconomic uncertainty, including the continued economic growth of the Indian sub-continent, the impacts of climate change, the Russia-Ukraine conflict, consumer preferences, supply chain issues and inflation; (xvii) risks related to PubCo’s third party aircraft operators; (xviii) PubCo’s reliance on technology leased from Blade Air Mobility, Inc.; (xix) the limited geographic scope of PubCo’s operations to the Indian sub-continent; (xx) the outcome of any legal proceedings that may be instituted against Hunch Mobility, IndiaCo, DSAQ, PubCo or any of their respective directors or officers, following the announcement of the proposed business combination; (xxi) the amount of redemption requests made by DSAQ’s public stockholders; (xxii) the ability of DSAQ to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xxiii) risks related to Hunch Mobility, IndiaCo and PubCo’s industry; and (xxiv) those factors discussed in DSAQ’s Annual Report on Form 10-K for the year ended December 31, 2023 and 2022 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of DSAQ or PubCo to be filed with the SEC, including the proxy statement/prospectus. If any of these risks materialize or Hunch Mobility’s, IndiaCo’s, PubCo’s or DSAQ’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Hunch Mobility, IndiaCo, PubCo and DSAQ do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect DSAQ’s, Hunch Mobility’s, IndiaCo’s and PubCo’s expectations, plans or forecasts of future events and views as of the date of this filing. DSAQ, Hunch Mobility, IndiaCo and PubCo anticipate that subsequent events and developments will cause their assessments to change. DSAQ, Hunch Mobility, IndiaCo and PubCo undertake no obligation to update any forward-looking statements made in this communication to reflect events or circumstances after the date of this presentation or to reflect new information or the occurrence of unanticipated events, except as required by law. However, while DSAQ, Hunch Mobility, IndiaCo or PubCo may elect to update these forward-looking statements at some point in the future, each of them specifically disclaim any obligation to do so, unless required by applicable law. If DSAQ, Hunch Mobility, IndiaCo or PubCo do update one or more forward looking statements, no inference should be drawn that they will make additional updates thereto or with respect to other forward-looking statements. These forward-looking statements should not be relied upon as representing DSAQ’s, Hunch Mobility’s, IndiaCo or PubCo’s assessments as of any date subsequent to the date of this filing. Accordingly, undue reliance should not be placed upon the forward-looking statements. DSAQ, Hunch Mobility, IndiaCo and PubCo may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements, and you should not place undue reliance on these forward-looking statements. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.